EXHIBIT 99.59


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ADT Limited ("ADT")                                    Press Release
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WESTERN RESOURCES WITHDRAWS ITS REQUEST IN BERMUDA TO STOP THE ADT/TYCO
TRANSACTION

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      Hamilton, Bermuda, June 12, 1997 -- ADT Limited (NYSE - ADT),  announced that, at a hearing today before the Supreme Court of Bermuda, Westar Capital, Inc., a subsidiary of Western Resources, withdrew its request that the Court should stop the ADT/Tyco transaction unless ADT shareholders, including
Westar, were permitted to exercise appraisal rights.

      Counsel for Westar informed the Court that Westar does not now wish to prevent the ADT/Tyco transaction from taking place.

      Earlier this week, Westar also withdrew requests for injunctive relief in its lawsuit filed in Florida. Counsel for Westar confirmed today to the Supreme Court of Bermuda that Westar will shortly be suspending all Florida proceedings.

      Western's legal action in Bermuda is technically still pending. However, as Western is no longer seeking to prevent the ADT/Tyco transaction from taking place but is now seeking its remedy in cash, ADT has agreed to withdraw its request to have the Western lawsuit immediately dismissed in exchange for Western paying certain ADT legal costs in connection with this lawsuit.

      Commenting, Mr. Michael A. Ashcroft, Chairman and Chief Executive Officer of ADT, said:

      "Western's decision to withdraw its request to try to prevent the transaction confirms ADT's previously stated view that Western's lawsuit is groundless and is being pursued entirely for their own ends."

      "ADT is looking forward to the combination of ADT and Tyco and believes that the transaction represents an excellent opportunity for shareholders who will participate in an outstanding company with considerable future potential."

      A joint proxy statement/prospectus has been mailed to the shareholders of ADT and Tyco and shareholder meetings to consider proposals to give effect to the transaction will be held on July 2, 1997. The transaction is expected to close shortly thereafter.

      ADT, through its subsidiaries, is the largest provider of electronic security services in North America and the United Kingdom, providing continuous monitoring of commercial and residential security systems to over 1.8 million customers.

Contact:

ADT
561-988-3600

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